Exhibit 99.1

For Immediate Release

BCE concludes sale of its minority stake in MLSE

•	Proceeds of sale will support financing of the acquisition of Ziply Fiber

•	Strategic partnership with PSP Investments to develop fibre in Pacific Northwest; enabling Bell to reach up to 8 million locations in the U.S.

•	Long-term content rights agreement with Rogers ensures TSN will remain Canada’s Sports Leader

Montréal, July 2, 2025 – BCE Inc. (TSX: BCE) (NYSE: BCE) today announced that it has successfully concluded the sale of its ownership stake in Maple Leaf Sports and Entertainment (MLSE) to Rogers Communications Inc. (Rogers) for CA$4.7 billion ($4.2 billion net of taxes), following all regulatory and sports league approvals.

BCE expects to direct proceeds of the sale to support its acquisition of Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the United States. Through this transaction, BCE is converting its passive interest in MLSE into a core business growth driver. The transaction is expected to close later this year.

To accelerate expansion into the U.S. market, BCE and PSP Investments formed Network FiberCo earlier this year. This long-term strategic partnership will enable Bell to reach up to 8 million fibre locations in the U.S.

As part of the MLSE transaction and BCE’s focus on building a digital media and content powerhouse, Bell Media has secured access to content rights for the Toronto Maple Leafs and Toronto Raptors on TSN through the 2043/2044 season through a long-term agreement with Rogers, subject to league approvals. This deal cements TSN’s place as Canada’s Sports Leader, delivering the country’s biggest and broadest sports schedule with marquee events including the 2026 FIFA World Cup. Bell will also remain the official telecom sponsor of the Toronto Raptors and maintain its sponsorships of the Toronto Argonauts and Toronto FC, a demonstration of its commitment to these great teams, their fans and the leagues.

Quote

“Building the best fibre Internet and 5G wireless networks is a cornerstone of BCE’s strategy. The conclusion of the sale of our stake in MLSE provides us with capital to put towards the acquisition of Ziply Fiber. This transaction will accelerate our fibre growth as we pursue opportunities in the high-potential U.S. market, all while maintaining our status as a sports content powerhouse and strong supporter of Toronto’s teams. All of us at Bell wish MLSE success under the continued stewardship of Rogers.”

•	Mirko Bibic, President & CEO, BCE Inc. and Bell Canada

About BCE

BCE is Canada’s largest communications company,1 providing advanced Bell broadband Internet, wireless, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

[1]	Based on total revenue and total combined customer connections.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Ellen Murphy

media@bell.ca

Investor inquiries:

Richard Bengian

richard.bengian@bell.ca

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements, including statements relating to: the expected use by BCE of the proceeds from the disposition of its ownership stake in MLSE; potential benefits expected to result from the disposition; the access by Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years through a long-term agreement with Rogers; the proposed acquisition of Ziply Fiber, the expected timing and completion thereof, the sources of liquidity expected to be used to fund the proposed acquisition, and potential benefits expected to result from the proposed acquisition; the target number of fibre locations to be reached in the U.S.; and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. In addition, the expected timing and completion of the proposed acquisition of Ziply Fiber are subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, relevant regulatory approvals, such as approval by the Federal Communications Commission and approvals by state Public Utilities Commissions, which may affect its completion, terms or timing. Accordingly, there can be no assurance that the proposed acquisition will occur, or that it will occur on the terms and conditions, or at the time, contemplated in this news release. The proposed acquisition could be modified, restructured or terminated. There can also be no assurance that the potential benefits expected to result from the proposed acquisition, or from the disposition of BCE’s ownership stake in MLSE, will be realized. For additional information on assumptions and risks underlying certain of our forward-looking statements made in this news release, please consult BCE Inc.’s (BCE) 2024 Annual MD&A dated March 6, 2025, BCE’s 2025 First Quarter MD&A dated May 7, 2025 and BCE’s news release dated May 8, 2025 announcing its financial results for the first quarter of 2025, filed with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.